UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Metro One Telecommunications, Inc.

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

59163F105

(CUSIP Number)

Jan-Henrik Ahrnell

General Counsel

TeliaSonera AB

Mårbackagatan 11

S-123 86 Farsta, Sweden

(+46 8) 713-1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 14, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 59163F105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) TeliaSonera AB

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Sweden

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0

14.	Type of Reporting Person (See Instructions) HC

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) TeliaSonera Finland Oyj, previously named Sonera Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Finland

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sonera Holding B.V.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0

14.	Type of Reporting Person (See Instructions) CO

SCHEDULE 13D
METRO ONE TELECOMMUNICATIONS, INC.

TeliaSonera AB, a Swedish corporation, previously named Telia AB (“TeliaSonera”), TeliaSonera Finland Oyj, previously named Sonera Corporation, a Finnish corporation (“Sonera”), and Sonera Holding B.V., a Netherlands corporation (“Sonera B.V.”) (collectively, the “Reporting Persons”), hereby file this Amendment No. 5 (“Amendment No. 5”) to amend and supplement the Statement on Schedule 13D originally filed on February 2, 2001, as amended by Amendment No. 1 filed on December 19, 2002, Amendment No. 2 filed on November 26, 2003, Amendment No. 3 filed on December 19, 2003, and Amendment No. 4 filed on December 23, 2003 (the “Schedule 13D”), with respect to the common stock, no par value per share (the “Common Stock”), of Metro One Telecommunications, Inc., an Oregon corporation (the “Company”).  As provided in the Joint Filing Agreement filed as Exhibit No. 4 to Amendment No. 1, the Reporting Persons have agreed, pursuant to Rule 13d-1(k) under the Act, to file one Statement on Schedule 13D with respect to their ownership of the Common Stock.

Capitalized terms used but not defined in this Amendment No. 5 have the meanings assigned thereto in the Schedule 13D.  The Schedule 13D is hereby amended and supplemented by this Amendment No. 5 as follows:

Item 4.	Purpose of Transaction
Item 4 of the Schedule 13D is hereby amended and supplemented by the following information:

As discussed in Item 5 hereof, the Reporting Persons no longer hold any shares of Common Stock.  Accordingly, pursuant to the terms of the Registration Rights Agreement, Sonera B.V. has no right to registration with respect to the Common Stock.  In addition, pursuant to the provisions of the Investment Agreement, Sonera B.V. no longer has the right to nominate persons to the Company’s board of directors.

Except for the foregoing and as disclosed below, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the following actions or events:
•	The acquisition by any person of additional securities of the Company or the disposition of securities of the Company;
•	An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries;
•	A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;
•	Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
•	Any material change in the present capitalization or dividend policy of the Company;
•	Any other material change in the Company’s business or corporate structure;

•	Changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;
•

Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

•	A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
•	Any action similar to any of those enumerated above.
Item 5.	Interest in Securities of the Issuer
Item 5 of the Schedule 13D is hereby amended and supplemented by the following information:

On January 14, 2004, pursuant to Rule 144 under the Securities Act of 1933, as amended, the Reporting Persons sold 1,635,000 shares of Common Stock as a block to a “market maker,” as that term is defined for purposes of Rule 144, at a price of $2.20 per share.  Following such sale, the Reporting Persons no longer hold any shares of Common Stock of the Company and cease to be Reporting Persons for purposes of Section 13(d) of the Securities Exchange Act of 1934 with respect to the Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 of the Schedule 13D is hereby amended and supplemented by the following information:

As the Reporting Persons no longer hold any shares of Common Stock, certain of Sonera B.V.’s rights under the Investment Agreement, including the right to nominate directors to the Company’s board, the right to purchase additional securities issued by the Company, and the right to participate in certain disposition transactions of the Company’s stock, have terminated.  In addition, Sonera B.V.’s right under the Registration Rights Agreement to demand registration, or to piggyback on the registration, of shares of Common Stock has terminated.

Signature

After reasonable inquiry and to the best of their respective knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 15, 2004

TELIASONERA AB

	By:	/s/ Anders Igel
		Name:	Anders Igel
		Title:	President and CEO

	By:	/s/ Jan-Henrik Ahrnell
		Name:	Jan-Henrik Ahrnell
		Title:	Vice President and General Counsel

TELIASONERA FINLAND OYJ

	By:	/s/ Anders Igel
		Name:	Anders Igel
		Title:	Chairman of the Board

	By:	/s/ Jan-Henrik Ahrnell
		Name:	Jan-Henrik Ahrnell
		Title:	Director

SONERA HOLDING B.V.

	By:	/s/ Sirpa-Helena Sormunen
		Name:	Sirpa-Helena Sormunen
		Title:	Vice President